Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

June 22, 2010

By Edgar

Securities and Exchange Commission
Division of Corporation Finance
1 Station Place N.E.
Washington, D.C. 20549

Attention:     Terence O’Brien
                    Accounting Branch Chief

Re:    Leucadia National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File #1-05721

Dear Mr. O’Brien:

Reference is made to your letter of June 9, 2010 (the “Comment Letter”), addressed to Ian M. Cumming, Chief Executive Officer of Leucadia National Corporation (“Leucadia”, “we” or the “Company”).  On behalf of Leucadia, set forth below are the numbered paragraphs of the Comment Letter followed by Leucadia’s response to each comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

1.  We note that the $21.7 million FMG Note income comprises over 50% of operating income for the quarter.  You state on page 13 that cash interest payments on the FMG note are currently being deferred by FMG due to covenants contained in the project’s senior secured debt.  Please tell us and disclose in future filings how you determined the entire carrying value of the note is collectible.  Furthermore, please tell us and disclose in future filings whether the proposed 40% mining tax imposed by the Australian Government will negatively impact your investment.

We looked to the guidance provided in ASC 310-10-35 and, based on our assessment of the current financial position of FMG, we believe that FMG has sufficient cash resources on hand to pay the income due on the FMG Note.  However, the FMG Note is subordinated to FMG’s senior secured indebtedness, and FMG’s senior secured debt contains a restricted payment covenant which has required FMG to defer the payment of interest on the FMG Note (unpaid interest accrues simple interest at 9.5%).  The most restrictive covenant requires FMG to have a coverage ratio of consolidated cash flow to interest expense of at least 3 times for the most recent four quarters before interest can be paid to the Company.  Based on our assessment of the current operations of FMG, we estimate that the projected results for the quarter ending June 30, 2010, when aggregated with the actual results for the three quarters ending March 31, 2010, will result in a coverage ratio that exceeds the minimum required.  In addition, FMG expects its revenues will continue to grow as FMG increases production of iron ore in accordance with its mine plan, providing further assurance that the interest due on the FMG Note is collectible.  In future filings we will provide additional disclosure concerning the collectability of the FMG Note as needed based on the relevant facts and circumstances at the time.

Terence O’Brien

The proposed 40% mining tax by the Australian Government would not affect the calculation of the interest due on the FMG Note.  However, the market price of Fortescue’s common shares (and other mining companies based in Australia) did decline when the proposed tax was announced, and if and when the new tax law is written and passed the market price could decline further, which would have a negative impact on the value of the common shares of Fortescue held by the Company.  The Fortescue common shares are publicly traded securities that are classified as available for sale securities and carried at market value.

In its future filings the Company will add a risk factor that changes in government tax policies in foreign or domestic jurisdictions where the Company has investments could have an adverse impact on the value of those investments.

2.  We note the FMG note was originally recorded at an estimated initial fair value of $21.6 million representing the present value of the principal amount discounted at 12.5%.  Please tell us whether you are accreting up to the $100 million face value of the note.  If so, please tell us how you calculate the accretion and tell us and disclose in future filings the carrying value of the note at March 31, 2010.

The Company is accreting the FMG note up to the $100 million face value using the interest method [ASC 835-30-35-2 (paragraph 15 of APB 21)].  The carrying value of the note was $33.2 million at March 31, 2010, which the Company disclosed in footnote 4, Investments, in its Form 10-Q for the quarter ended March 31, 2010.

3.  You state on page 29 of your 2009 Form 10-K that the ultimate value of the FMG note will depend on the volume of iron ore shipped and iron ore prices over the remaining term of the note.  Please clarify for us whether these factors are viewed as equally impacting the values of the Note and of the mining interest.

These factors will primarily impact the value of the prepaid mining interest, not the discounted note.  The Company’s reference was to the legal form of the note it received, which includes the prepaid mining interest.  The Company will clarify in future filings that these factors will primarily impact the value of the prepaid mining interest.

4.  We note the prepaid mining interest balance was $171.9 million at March 31, 2010.  Please tell us and describe in future filings the nature of your prepaid mining interest.  Please also tell us whether this balance represents the future cash payments that you expect to receive under the 4% deal and whether the 4% royalties end in August 2019.

In 2006, the Company invested an aggregate of $408 million in Fortescue’s iron ore project in Western Australia and received 264 million Fortescue common shares and a $100 million face amount note on which interest is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from certain areas of Fortescue’s mine.  The Company allocated $202.1 million of its investment to the Fortescue common shares acquired, based on the market price of the shares when the investment was made.

Terence O’Brien

As described in further detail below in response to comment number 5, for accounting purposes we separated our remaining investment into two components based on the substance of the transaction entered into with FMG: a 13 year zero-coupon note and a prepaid mining interest.  We believe that the accounting for the prepaid mining interest should be based on its predominant characteristics, which are similar to that of a purchased royalty agreement.  The prepaid mining interest was initially classified with other non-current assets and is being amortized to expense as the 4% of revenue is earned.  Since the Company made the investment in Fortescue, it has disclosed in the investment footnote of its quarterly and annual filings the history of its investment and the accounting treatment, as well as the amortization expense for the period and the prepaid mining interest balance at the end of each period.  The Company believes that its disclosure is appropriate.

As described above, the initial recognition of the prepaid mining interest balance resulted from the allocation of the Company's investment, though implicitly it represented the then present value of the risk adjusted future cash payments we expected to receive.  Those future cash payments are expected to be substantially more than the prepaid mining interest balance.  Although the accounting guidance supports our accounting for the FMG Note as two separate components, a zero-coupon note and a prepaid mining interest, it is legally one financial instrument that is not separable.  Accordingly, when the FMG Note matures in August 2019, the face amount of the FMG Note is expected to be paid and the accrual of interest based on 4% of revenue will end at that time; however, accrued but unpaid interest, if any, would be paid subsequent to August 2019 in accordance with the terms of the FMG Note.

5.  Please clarify for us the GAAP basis for recognizing a separate prepaid mining interest asset.  Include an analysis, keyed to the relevant contractual terms, showing whether the right to receive the 4% interest payments is legally detachable and separately exercisable from the underlying note.  See the analogous guidance regarding freestanding financial instruments in ASC master glossary (D1 of SFAS 150).

The Company reviewed the GAAP guidance to determine whether to recognize its initial investment in the FMG Note as separate components.  The Company concluded that there was not any GAAP guidance that was directly on point that would either require or prohibit the separate recognition of the components of its initial investment.  In the course of its determination, the Company considered the guidance in ASC 835-30-25-6 (paragraph 7 of APB 21), which provides an example where separate accounting recognition is given for rights issued in connection with a note by establishing a note discount in lieu of the stated rate.  The Company concluded that this guidance was the most applicable to its fact pattern and as such recognized a zero-coupon note with the residual applied to the remaining component.

Terence O’Brien

The Company next evaluated the characteristics of the remaining component of its investment and found that while it had characteristics of both a financial instrument and of a purchased royalty interest, the predominant characteristics led the Company to conclude it was more similar to a purchased royalty interest.  The Company also noted that if the investment were treated exclusively as a loan, material amounts of non-cash income would have been accreted during pre-production periods while the mine was being developed, without any actual sales of iron ore.

After considering all the available evidence the Company concluded that separate recognition of the asset as a zero-coupon note and a prepaid mining interest most appropriately reflected the substance and economics of the investment.

The Company reviewed the analogous guidance regarding freestanding financial instruments in ASC master glossary (D1 of SFAS 150), concluding that the prepaid royalty interest is not a freestanding financial instrument since it is not detachable and separately exercisable.

6.  Please clarify for us why the aggregate $205.9 million value referenced on page 29 of the 10-K was not fully allocated to the note and amortized under the interest method as contemplated by ASC 835-30-35-2 (paragraph 15 of APB 21).

As discussed above in the Company’s response to comment number 5, the Company concluded that its investment should be accounted for under the guidance provided by ASC 835-30-25-6 (paragraph 7 of APB 21) as a zero-coupon note and a prepaid mining interest.  We believe that our investment included an exchange of other stated rights and should be given separate accounting recognition by establishing a note discount, which was applied to the remaining component.  We believe this recognition model most appropriately reflects the substance and economics of the investment.

7.  Please provide us with the analysis supporting your conclusion that the 4% mining interest feature should not be accounted for as a derivative and carried at fair value.  It appears that the guidance in ASC 815-25-1 and 26 (paragraphs 12-13 of SFAS 133) are relevant.

The Company concluded that the prepaid mining interest is not subject to the derivative accounting requirements of ASC 815; it would qualify for the scope exception of ASC 815-10-15-59d (paragraph 10e(3) of SFAS 133) because the contract is not exchange traded and its settlement is based upon specified volumes of sales revenues of one of the parties to the contract.  Since the prepaid mining interest qualifies for the scope exception, the Company believes that ASC 815-15-25-1 and 26 (paragraphs 12-13 of SFAS 133) are not applicable.

*   *   *   *

Terence O’Brien

In connection with our response to the Comment Letter, the Company acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.

Very truly yours,

/s/ Joseph A. Orlando
Joseph A. Orlando
Vice President and Chief Financial Officer

cc:   Tracey McKoy, Staff Accountant
Al Pavot